November 14, 2014

Max A. Webb

Assistant Director

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549-7010

Re:	Tribune Media Company
Registration Statement on Form 10-12B
Filed September 22, 2014
File No. 001-08572

Dear Mr. Webb:

This letter sets forth the responses of Tribune Media Company (the “Registrant”) to the comments contained in your letter, dated October 17, 2014, relating to the Registration Statement on Form 10 (File No. 001-08572), filed on September 22, 2014 (the “Registration Statement”). The comments of the staff of the U.S. Securities and Exchange Commission (the “Staff”) are set forth in bold italicized text below, and the responses of the Registrant are set forth in plain text immediately following each comment.

The Registrant is submitting, via EDGAR, Amendment No. 1 to the Registration Statement (“Amendment No. 1”). Enclosed with the paper copy of this letter are four copies of a clean version of Amendment No. 1, as well as four copies of a blacklined version of Amendment No. 1, marked to show changes from the Registration Statement.

Business, page 4

1.	Please revise to discuss briefly the causes, facts and circumstances that led the company’s decision in 2008 to file for protection under Chapter 11, including discussion of why the company remained in bankruptcy for four years.

In response to the Staff’s comment, the Registrant has provided additional disclosure on pages 4-5.

Max A. Webb	2	November 14, 2014

Organizational Structure and History, page 4

2.	Please consider adding chart disclosure to enhance an understanding of your organizational structure.

In response to the Staff’s comment, the Registrant has included an organizational structure chart on page 5.

Customers and Contracts, page 18

3.	We note that you have not filed your network affiliation agreements as exhibits under Item 601(b)(10) or Regulation S-K. Please advise or revise.

In response to the Staff’s comment, the Registrant advises the Staff that it has analyzed its network affiliation agreements in accordance with the requirements of Item 601(b)(10) of Regulation S-K and does not believe that such agreements are required to be filed as exhibits to the Registration Statement. The Registrant has network affiliation agreements covering most of its owned and operated stations, which are entered into with all of the major over-the-air networks, including American Broadcasting Company, CBS Corporation, FOX Broadcasting Company, The CW Network, LLC and National Broadcasting Company. The Registrant believes that these contracts fall into the category of ordinary course contracts described in Regulation S-K, Item 601(b)(10)(ii), which provides, in relevant part, that “if the contract is such as ordinarily accompanies the kind of business conducted by the registrant and its subsidiaries, it will be deemed to have been made in the ordinary course of business and need not be filed,” unless the contract falls within one or more of the categories covered by paragraphs (A) through (D) thereof, in which case it should be filed except where immaterial in amount or significance. The Registrant advises the Staff that its network affiliation agreements are agreements that ordinarily accompany the kind of business conducted by the Registrant. Item 601(b)(10)(ii)(B) requires that any such ordinary course contract only be filed as an exhibit if the registrant’s business is substantially dependent upon such contract as in the case of continuing contracts to sell a major part of the registrant’s products or services (emphasis added). The Registrant does not consider the network affiliation agreements to fall within the meaning of Regulation S-K, Item 601(b)(10)(ii)(B) because its business is not substantially dependent upon any of the contracts nor do revenues generated from any of these contracts comprise a “major part” of the Registrant’s business.

Risk Factors, page 22

4.	Please revise your risk factor heading to briefly indicate the extent of the tax liabilities you discuss within the body of the risk factor.

In response to the Staff’s comment, the Registrant has revised the risk factor heading on page 27.

Max A. Webb	3	November 14, 2014

Following the Publishing Spin-Off, certain members of management, directors, and stockholders may now face actual or potential conflicts of interest., page 43

5.	Please revise to indicate if there is any mechanism in place to address actual or perceived conflicts of interest.

In response to the Staff’s comment, the Registrant has provided additional disclosure on page 44 to reference the Registrant’s Corporate Governance Guidelines, Code of Ethics and Business Conduct and Code of Ethics and Conduct for CEO and Senior Financial Officers. In addition, the Registrant respectfully advises the Staff that the risk factor is intended to address potential conflicts of interest that may arise solely through overlapping equity ownership in the Registrant and Tribune Publishing Company (“Publishing”) as a result of the pro rata distribution of shares of Publishing common stock to the Registrant’s stockholders on August 4, 2014. We note that the spin-off of Publishing was structured such that there would be no common management or overlapping directors between the Registrant and Publishing nor any employee of either entity serving as a director of the other.

Item 15. Financial Statements and Exhibits

Note 7: Goodwill, Other Intangible Assets and Intangible Liabilities, page F-37

6.	Please include the estimated aggregate amortization expense for each of the five succeeding fiscal years. Refer to ASC 350-30-50-2.

In response to the Staff’s comment, the Registrant has provided additional disclosure on page F-51.

Report of Independent Registered Accounting Firm, page F-61

7.	Please ask your auditor to include the city and state on their report.

In response to the Staff’s comment, the Registrant’s auditor has included the city and state on their reports on pages F-78 and F-79.

Max A. Webb	4	November 14, 2014

Notes to Consolidated Financial Statements

Note 8 - Investments, page F-104

8.	We note that you have filed the financial statements of Television Food Network G.P. as a significant investee pursuant to Rule 3-09 of Regulation S-X. However it appears to us that your investments in CareerBuilder and CV might be significant as defined by Rule 1-02(w) of Regulation S-X. Please tell us how you considered the provisions of Rule 3-09 of Regulation S-X in your determination not to include additional financial statements for CareerBuilder, CV and other significant investees. In your response, please provide us with your calculations for all periods presented.

In response to the Staff’s comment, the Registrant respectfully advises the staff that Tribune Media Company’s investments in CareerBuilder, LLC and Classified Ventures, LLC were determined not to be significant pursuant to Rule 3-09 of Regulation S-X as defined by the conditions under Rule 1-02(w) of Regulation S-X, substituting 20 percent for 10 percent in the tests used to determine significance. All other investments accounted for under the equity method were de minimis for all years presented.

The table below includes our calculations for the investment test (Rule 1-02 (w)(1)) and the income test (Rule 1-02(w)(3)) for CareerBuilder, LLC and Classified Ventures, LLC. The income test was calculated using both: (1) income before income taxes included in the Registrant’s 2013 consolidated financial statements included in the Registration Statement filed on September 22, 2014, and (2) income from continuing operations before income taxes in the Registrant’s 2013 consolidated financial statements included in Amendment No. 1 that reflects reclassification adjustments to present Tribune Publishing as discontinued operations.

Max A. Webb	5	November 14, 2014

Investment Test (Rule 1-02(w)(1))
(In 000’s)
	Dec. 29, 2013	Dec. 30, 2012
Tribune Media Company total assets	$11,476,009	$6,351,036

CareerBuilder
Total investment (1)	$307,114	208,410
% of Tribune Media Company total assets	2.7%	3.3%

Classified Ventures
Total investment (1)	$402,593	26,141
% of Tribune Media Company total assets	3.5%	0.4%

Income Test (Rule 1-02(w)(3))
	2013	2012	2011
Tribune Media Company (“Tribune”)
Income Before Income Taxes	$396,335	$410,330	$444,774
Income From Continuing Operations Before Income Taxes (2)	$304,967 (3)	$266,730	$330,037

CareerBuilder
Income from equity investment (4)	$27,508	$19,673	$27,729
% of Tribune Income Before Income Taxes	6.9%	4.8%	6.2%
% of Tribune Income from Continuing Operations Before Income Taxes	9.0%	7.4%	8.4%

Classified Ventures
Income from equity investment (4)	$22,574	$24,456	$20,005
% of Tribune Income Before Income Taxes	5.7%	6.0%	4.5%
% of Tribune Income from Continuing Operations Before Income Taxes	7.4%	9.2%	6.1%

(1)	The Company’s investments were adjusted to fair value as a result of the adoption of fresh-start reporting on December 31, 2012. The Company amortizes the differences between the fair values and the investees’ carrying values for the theoretical increases in the carrying values of the investees’ amortizable intangible assets and records the amortizaion as a reduction of income on equity investments.
(2)	Represents income from continuing operations before income taxes presented in the Tribune Media Company 2013 annual financial statements included in Amendment No. 1 that include reclassification adjustments to present Tribune Publishing as discontinued operations.
(3)	Represents the average for the last five fiscal years as income from continuing operations before income taxes in 2013 is at least 10% lower than the average for the last five fiscal years in accordance with computational note 2 of Rule 1-02(w)(3).
(4)	Amounts include the amortization of basis difference described in footnote (1) above.

In addition, the Registrant advises the Staff that the Registrant completed the sale of its 27.8% equity interest in Classified Ventures, LLC on October 1, 2014 and that, pursuant to Section 2410.8 of the Financial Reporting Manual of the Division of Corporation Finance, the Registrant does not believe separate financial statements for Classified Ventures, LLC would be required going forward even if it had been significant using the historical financial statements that reflect reclassification adjustments to present Publishing as discontinued operations.

9.	Please revise to file your Plan of Reorganization as an exhibit to your filing. Please refer to Item 601 of Regulation S-K.

In response to the Staff’s comment, the Registrant has filed the Plan of Reorganization as exhibit 2.2 to the Registration Statement.

Max A. Webb	6	November 14, 2014

10.	We note that you have filed the several ongoing agreements with Tribune Publishing Company as exhibits to your registration statement, but we are unable to locate corresponding disclosure of the material terms of these agreements within the body of your registration statement. Please revise or advise.

In response to the Staff’s comment, the Registrant has provided additional disclosure on pages 54-56.

* * * * *

Max A. Webb	7	November 14, 2014

The Registrant hereby acknowledges that:

(i) the Registrant is responsible for the adequacy and accuracy of the disclosure with respect to the filing;

(ii) Staff comments or changes to disclosure in response to Staff comments do not foreclose the Securities and Exchange Commission (the “Commission”) from taking any action with respect to the filing; and

(iii) the Registrant may not assert Staff comments as a defense in any proceeding initiated by the Commission of any person under the federal securities laws of the United States.

If you have any questions regarding this letter, please do not hesitate to call me at (212) 210-2786, or Peter Loughran, Debevoise & Plimpton LLP, at (212) 909-6375, or Morgan Hayes, Debevoise & Plimpton LLP, at (212) 909-6983.

Regards,

/s/ Steven Berns

cc:	Edward Lazarus
Tribune Media Company
Peter Loughran
Debevoise & Plimpton LLP
Morgan Hayes
Debevoise & Plimpton LLP